Exhibit 99.1

FOR IMMEDIATE RELEASE

JCP INVESTMENT MANAGEMENT SUPPORTS ADDITION OF PREFERRED DIRECTORS ON SUPERTEL BOARD

Board Additions an Important First Step but More Remains To Be Done

Board Should Continue Asset Sales and Restructure Balance Sheet

JCP Investment Management is Encouraged but Will Continue to Monitor Progress

HOUSTON, TX – May 6, 2015 – JCP Investment Management, LLC (together with its affiliates, “JCP Investment Management”), a common and preferred stockholder of Supertel Hospitality, Inc. (“Supertel” or the “Company”) (NASDAQ:SPPR), owning approximately 5.5% of the Company’s common stock, as well as shares  of the Company’s Series A Cumulative Preferred Stock, today announced it is pleased the Board of Directors (the “Board”) has taken the appropriate steps to fill the Preferred Stock directorships on the Board.  JCP Investment Management believes this is an important first step towards addressing the issues the Company faces but it leaves a lot more to be done and JCP Investment Management will continue to monitor the Board to help ensure the future success of the Company.

We believe that with continued asset sales, such as the recent sale in Alexandria, VA, Supertel should be able to deleverage its balance sheet and return to profitability.  Specifically, we estimate the Key West Inn, Key Largo, FL, and Comfort Inn, Solomons, MD could have higher land or redevelopment values than going concern hotel properties.

In addition, in our view, the Company should conduct a global restructuring of its balance sheet, including making all loans non-recourse to the parent similar to most hotel companies.  We believe with the right financial advisor such a restructuring can be accomplished in a manner advantageous to all shareholders. We would be open to participating in a restructuring along these lines.

While we recognize the Company’s financial troubles may be rooted in decisions and actions that predate the current management, we expect to see from this management and the Board a more proactive approach to managing the looming maturities and exceptionally high interest rate of the Company’s loans.  Twice in the past 6 months the Company has been forced to extend the maturities on its loans due to the Board and management’s inability to execute on a sale of assets.  This places an undue risk on all stakeholders as the lenders have no obligation to extend or renegotiate any terms.

While the addition of representatives of the Company’s preferred stock on the Board is an important and positive development, the Board must continue on a course that enhances shareholder value.  We look forward to increasing our ownership in the future depending on market conditions and working with the Board to create value for all shareholders.

About JCP Investment Management:

JCP Investment Management, LLC is an investment firm headquartered in Houston, TX that engages in value-based investing across the capital structure.  JCP follows an opportunistic approach to investing across different equity, credit and distressed securities largely in North America.

Investor Contact:

James C. Pappas
JCP Investment Management, LLC
(713) 333-5540